M Corp

                                Form S-2

                                Exhibit 4


Article VI of the Company's Restated Articles Of Incorporation pertaining to capital stock provides as follows:

	"The capital stock of this corporation is five million (5,000,000) shares of common stock of the par value of One Dollar ($1.00) per share, amounting in the aggregate to Five Million Dollars ($5,000,000).

	On the date of adoption of these restated Articles of Incorporation, 3,051,004 shares of the 5,000,000 shares of authorized common stock have previously been issued and 1,948,996 shares of the 5,000,000 shares of authorized common stock have not previously been issued. "


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